SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	1 JUNE 2004

Provalis plc

G5 Diabetes Diagnostic Test Nears Completion of Clinical Trials
In-House US Sales Force to be Established as Part of a New Commercialisation Strategy For G5

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to report two landmark developments for its Medical Diagnostic business.

G5 Clinical Trials

G5, Provalis’ fully automated, one-step, point of care diagnostic platform is nearing completion of clinical trials in which it has been used for measuring HbA1c levels in diabetic patients. In summary:-

  These extensive trials are being carried out at 6 centres in the US and Europe and are assessing hundreds of patients using multiple instruments;
  The trials are progressing to schedule and Provalis is confident of filing all necessary US regulatory submissions by the end of June 2004 with launch in the US and Europe during Autumn 2004;
  Feedback from physicians involved in the trials confirm G5 meets the market needs of ease of use, accuracy, robustness and economic pricing.

New Commercialisation Strategy for G5

Provalis has previously commercialised its medical diagnostic products by appointing world-wide distributors, which in turn appointed sub-distributors on a country-by-country basis. This has proved unsatisfactory in several respects, particularly Provalis retaining sufficient margin and having no direct control of, or feedback from, the sales process, and accordingly:-

  Provalis is now establishing its own US sales and marketing operation, with a direct sales force, to promote, market and sell G5 in the US under Provalis branding;
  The US operation will manage the sale of G5 through the main sub-distributors in the US, which themselves will promote and market the product using their own, much larger, sales forces;
  Provalis has recruited Bert Valada as Vice President and General Manager of its US operation. Mr Valada has over 20 years sales experience in the specialist US point of care diagnostic market, including senior positions with companies such as Abbott Diagnostics and Behring Diagnostics;
  He will be based at Provalis’ US head office in Orange County, Florida, and be supported initially by 3 regional Vice Presidents of Sales, one covering each of the West Coast, Mid-West and East Coast regions;
  Outside the US, Provalis will appoint local distributors on a country by country basis, with G5 again being sold under the Provalis brand but making full use of the distributors’ in-country experience.

This strategy allows Provalis to:-

  Fully exploit the market experience obtained from 4 years of commercialising Glycosal, Provalis’ first generation diabetes test;
  Focus and control the promotion and marketing of G5, particularly to busy diabetes clinics;
  Shorten the supply chain and thereby receive more accurate forecasts of future demand;
  Obtain more direct market feedback and so respond better to customer demands and needs;
  Build recognition of the Provalis brand in the point of care diagnostic market; and
  Retain much more of the margin from sales of G5 than would be the case if one or more major distributors were appointed.

Phil Gould, Chief Executive Officer of Provalis, said “We are very pleased that the development and regulatory programme for G5 is progressing so well. We anticipate launch of the product in the USA and Europe, on schedule, during the Autumn. We have been reviewing our commercialisation strategy for G5 for some months now and, despite significant interest from a number of major US diagnostic companies, we have decided that the long term interests of our shareholders are best served by the establishment of our own US sales office”.

END

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc,                                      Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc,                                            Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc,                                   Tel: 01244 833402

Lisa Baderoon, Buchanan Communications,                                                  Tel: 020 7466 5000
lisab@buchanan.uk.com

Provalis’ Internet Website ; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group’s research and development activities; the success of the Group’s research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the Group’s intellectual property position and the success of patent applications for its products and technologies; the Group’s dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group’s sector; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

Notes to Editors

Provalis’ G5 Diabetes Diagnostic Test

G5 is a fully automated diagnostic platform that currently tests for glycated haemoglobin (“HbA1c”) with the facility for performing other diagnostic tests which are in the process of being developed. G5 has been designed with the need of busy diabetes clinics and General Practitioner surgeries in the USA in mind. It achieves test results as good as those obtained from instruments based in full laboratories. Results are available in 7 minutes allowing busy clinics to get results in “real time”. It also allows tracking of individual patient results.

Regulatory approvals will be sought from the US FDA for 510K, CLIA waiver, and prescription home use.

Provalis is experienced in HbA1c testing in the point of care market and has to date produced and supplied the semi-automated test Glycosal®, through 2 semi-exclusive global distributors to over 45 countries around the world. Some 10,000 instruments and more than 2 million individual test cartridges have been distributed.

Provalis’ Dedicated US Sales Team

The G5 Diabetes Diagnostic Test, unlike the current Glycosal test, will be sold in the US through Provalis’ own direct sales force. This direct customer contact will allow for more accurate forecasting and planning and importantly allow Provalis to shorten the supply chain, focus the sale of the test into high volume doctors offices and dedicated diabetes clinics, and enable Provalis to retain more of the margin on sales.

Spearheading this US initiative is Bert Valada who has been appointed Vice President and General Manager of Provalis Diagnostics USA and who will be based in our Florida Office. Mr Valada has over 20 years sales experience with Abbott Diagnostics, Behring Diagnostics and most recently specialist point of care suppliers selling into Doctors offices in the USA. He will initially be supported by a 3-man sales team, which is in the process of being recruited, but this will be expanded as the demands of the operation require.

G5 will be launched in the US through the many sub-distribution companies in the US, by the end of 2004. This launch will be supported by Provalis’ advertising campaign, which will primarily be directed at existing and potential HbA1c diagnostic users.

Commercialisation Outside The USA

In the rest of the world, G5 will be promoted and marketed by a series of local distributors, supported by some of Provalis’ own direct sales initiatives. These distributors will be chosen on the basis of their in-country experience of selling diagnostic products, and will be managed by Provalis.

HbA1c (Glycated Haemoglobin)

HbA1c, or A1c as it is also known, is formed when glucose binds to the haemoglobin in red blood cells, so becoming “glycated”, during the blood cells typical 90-day lifespan. The quantitative measurement of HbA1c is well established as a way of determining a diabetic patient’s long term control profile. Unlike daily glucose monitoring, which only provides a “snapshot” of a patient’s glucose level at the time of testing, the measurement of HbA1c provides an average level over the previous 90 days, so giving a better indication of the long-term progress of the diabetic’s disease and therapy management.

Bert Valada

Bert Valada, a US national, joins Provalis as Vice President and General Manager of Provalis Diagnostics USA from PointDX a US based company engaged in point of care marketing and sales of radiology equipment. Mr Valada was a regional manager of sales and marketing for Abbott Diagnostics and a Vice President for Behring Diagnostics Inc., before beginning to specialise in the sale of diagnostic products to the US point of care market.

Questions and Answers

Question:     What are the main advantages of G5 over Glycosal?

Provalis: G5 is a fully automated diagnostics platform. Unlike Glycosal, G5 is more suitable for busy clinics and doctors’ practices. It is also a versatile and inexpensive diagnostics platform, and whilst it will initially run just HbA1c tests, it is capable of running an extensive menu of other tests, which Provalis is currently developing for introduction in the future.

****************************************

Question: How do you know that there is demand for G5 – hasn’t this been the problem with Glycosal?

Provalis: We have placed over 10,000 Glycosal instruments within the last three years. Glycosal has been very successful and it has paved our way into the US “point of care” (POC) diagnostics market. About 200 new instruments are installed every month which underpins that demand for low cost POC testing. Glycosal is probably the leading low cost POC glycated haemoglobin product in the USA. With over 16 million diabetics in the USA and over 170,000 primary care physicians and many more healthcare professionals, there should be more than adequate sales opportunities for the product.

G5 builds upon that leadership; it is exactly the product our customers have been saying they want. It helps them do something they want to do namely switch from using outside diagnostic laboratories to in-house point-of-care solutions in a format that is easy to use, accurate, robust, and with economical pricing. The demand is there and we have the product to meet that demand.

****************************************

Question: What has Glycosal taught you about the market for diabetes diagnostics?

Provalis: Provalis’ strength thus far has been largely in product development, gaining US regulatory approval – we already have three FDA approvals for our other products – and manufacturing and supply. Over the last three years with Glycosal we have also learned a great deal about the market, particularly in the USA where we have conducted a large number of field and site visits and used an experienced USA diagnostics consultancy to help develop our plans.

The market for point of care diabetes testing for HbA1c has moved on to demand a fully automated test preferably with other tests available. We know G5 meets that market need at a low capital cost for the doctor and a low cost per test so giving a good profit incentive for the physician to test at the point of care and a substantial improvement in Provalis’ margins.

The key lesson learned is that our ultimate users, the diabetes clinics and busy GP surgeries, want HbA1c testing but will not tolerate down-time, delays or excuses. We believe this initiative will help realise this.

****************************************

Question: How would you describe the competitive landscape for G5?

Provalis: Certainly the POC market in the US is attracting a lot of interest, particularly to monitor diseases like diabetes and cardiovascular risks and complications. Provalis has a stronger offering in this area, with G5 providing an easy to use ‘automatic’ operation, a test menu, and a low cost entry point for the physician with technical performance as good as a lab. Also, we can build on the leadership with our original diabetes testing product Glycosal in the POC market. Other products are certainly emerging, but we see them as being less versatile, having regulatory constraints or being more costly than G5.

****************************************

Question: Will the introduction of G5 cannibalise Glycosal?

Provalis: There is bound to be some degree of cannibalisation - G5 does things that Glycosal doesn't, but the real growth isn't one of substitution. G5 will appeal to clinics that Glycosal was not able to access. Introduction of the product will mean more clinics can switch to point-of-care diagnostics. There will be easy pickings for sure but our target market remains the busy specialist clinics and doctor’s surgeries that are still using external laboratories. We think G5 is the product that can convince them to switch, particularly with the strong profit incentive for the physician.”

Our existing global distributors for Glycosal will continue to market that product and to service their existing user accounts.

****************************************

Question: You've decided to sell G5 in the USA through your own sales force rather than use third party distributor agreements. Why have you decided on this change?

Provalis: Provalis has established a direct sales operation for G5 in the USA using a specialist sales force.

The main reason for the change is that we believe we can retain higher margins for the business by doing it ourselves, can develop the Provalis diagnostics brand in the US and have direct customer contact. This last point is important — having direct contact aids our forecasting and planning processes and importantly guarantees G5 users see short supply chains – these are busy clinics — there can be no down-time. This is a fast moving market and we need to listen more to what our customers want, and other tests that they need on the G5 platform. Our own sales force is the best way of keeping that dialogue open. Finally, while our distributors have many products to promote we will have only one — we simply want to make sure that G5 gets the priority it deserves.

****************************************

Question: Who’s going to Head this Specialist Sales Force?

Provalis: Provalis has recruited a new Vice President and General Manager for its Diagnostics business in the USA – Bert Valada — who comes to us from with a wealth of experience in sales in the US diagnostics industry at Abbott and Behring as well as small companies in physician sales. Bert is presently recruiting our regional sales specialists and establishing relationships with distribution partners to service physician office accounts in preparation for product launch.

****************************************

Question: Why are you not going for the more conventional approach of using one of the big distributors? - Why do you think you can sell more G5 in the US than either a multi national or your current partners?

Provalis: With the big distributor model, which we used for a number of years with Glycosal, Provalis has acted as an Original Equipment Manufacturer (OEM) and supplier. We have struggled with product recognition, a squeezing of margins and difficulties with maintaining the sales focus of the third party distributor whose salesmen have a number of other products to sell. In addition, we have recently suffered from extended supply chains caused by the US model of extensive multiple sub-distribution which has given us poor visibility of demand, poor sales forecasting and resulting difficulties in operational planning and corporate reporting. We also believe G5 is the right product on which to build this initiative and the time is right to launch the Provalis diagnostics brand in the USA, establish our own presence in diabetes testing and be free to launch another series of tests that do not conflict with the established sales or future plans of another distribution partner.

****************************************

Question: Why do you think you can make this work?

Provalis: We have now had 4 years of close commercial interaction with the US point of Care (POC) market, understand more of the US market dynamics, the operation of contracted sub-distribution and have extensively reviewed with a leading commercial consultancy how best to use this knowledge with a ground breaking product like G5 to enter the US market. We’ve decided on a direct sales specialist approach using sub-contracted distribution to physicians’ offices.

****************************************

Question: Can Provalis justify this investment?

Provalis: The main cost of building this sales infrastructure is obviously people, promotion and product training. What we get back is a greatly increased margin, market positioning and direct customer access for new products.

As you would expect, we have fully costed this initiative and have prepared detailed financial forecasts. Obviously, we cannot publicly disclose these, but what we can say is that although this will be a significant investment for the Company, the significantly higher margin we receive on sales is expected to give increased returns over those we would have received had we sold G5 through one or two major distributors, which was our previous method of operation. We therefore believe this investment is fully justified.

****************************************

Question: What do you plan to do outside the USA?

Provalis: We intend to sell G5, as a branded Provalis product, through a network of locally based distributors, each managed by Provalis. This will allow us more control over the registration, launch and promotional plans in each country and give us more direct market feedback on sales. By working with distributors having specific, on the ground, knowledge of their country or region, we can tailor product offerings, distributor and customer training and promotional activities to the needs of that market.

****************************************

Question: When is G5 going to be launched?

Provalis: For the USA the product first has to achieve FDA approval, which we are confident of applying for in the 2Q of 2004. We would then launch G5 as soon as possible after FDA approval is granted. We remain on track for a US launch in the autumn (fall) of 2004.

In Europe the product has to receive CE marking prior to launch. We expect this in the late Summer, with the first sales generated also during the autumn of 2004.

****************************************

Question: What are the other tests for G5, and when are they going to be launched?

Provalis: We have an interest in monitoring chronic disease with the G5 POC product. Our first test is for HbA1c in the area of diabetes and the follow on tests will be in the area of cardio vascular disease. The test earmarked for spring 2005 introduction will be high sensitivity C-reactive protein (hsCRP), which detects levels of inflammation in coronary arteries. A growing body of evidence suggests that inflammation plays a key role in the biological processes than can lead to the rupture of fatty deposits in blood vessels; this then hinders the flow of blood to the heart, and is a leading cause of heart attacks. Provalis is also developing a number of other tests.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 13, 2004